UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 13, 2023

ATHENA TECHNOLOGY ACQUISITION CORP. II
(Exact name of registrant as specified in its charter)

Delaware	001-41144	87-2447308
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation or organization)		Identification No.)

442 5th Avenue

New York, NY 10018
(Address of registrant’s principal executive offices, including zip code)

(970) 925-1572

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	ATEK.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	ATEK	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share	ATEK WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Amendment No. 1 to the Investment Management Trust Agreement

As approved by the stockholders of Athena Technology Acquisition Corp. II, a Delaware corporation (the “Company”), at its special meeting of stockholders held on June 13, 2023 (the “Special Meeting”), the “Company and Continental Stock Transfer & Trust Company entered into Amendment No. 1 (the “Trust Amendment”) to the Investment Management Trust Agreement, dated as of December 9, 2021 (the “Trust Agreement”).  The Trust Amendment amends the Trust Agreement to allow the Company to extend the date by which the Company must consummate a business combination from June 14, 2023 (the date which is 18 months from the closing date of the Company’s initial public offering (the “IPO”) of units) (the “Current Outside Date”) to up to March 14, 2024 (the date which is 27 months from the closing date of the IPO) by electing to extend the date to consummate an initial business combination on a monthly basis up to nine times by an additional one month each time after the Current Outside Date until the Extended Date, or a total of up to nine months after the Current Outside Date, provided that Athena Technology Sponsor II, LLC (the “Sponsor”) or its affiliates or permitted designees will deposit into the trust account established by the Company in connection with the IPO (the “trust account”) the lesser of (a) $60,000 and (b) $0.03 for each share of common stock (as defined in Item 5.03 below) issued and outstanding that has not been redeemed in accordance with the terms of the Company’s Amended and Restated Certificate of Incorporation (the “charter”) upon the election of each such one-month extension unless the closing of the Company’s initial business combination shall have occurred.

The foregoing description of the Trust Amendment is qualified in its entirety by reference to the Trust Amendment, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws

As approved by its stockholders at the Special Meeting, on June 13, 2023 the Company filed an amendment (the “Extension Amendment”) to its charter with the Secretary of State of the State of Delaware.  The Extension Amendment (i) extends the date by which the Company must consummate its initial business combination from the Current Outside Date to up to the Extended Date and (ii) provides holders of the Company’s Class B common stock, par value $0.0001 per share (“Class B common stock”), the right to convert any and all of their Class B common stock into Class A common stock, par value $0.0001 per share, of the Company (“Class A common stock” and, together with the Class B common stock, the “common stock”) on a one-for-one basis prior to the closing of a business combination at the election of the holder.

The foregoing description of the Extension Amendment is qualified in its entirety by reference to the Extension Amendment, a copy of which is attached as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders

On June 13, 2023, the Company convened the Special Meeting.  As of the close of business on May 15, 2023, the record date for the Special Meeting, there were an aggregate of 35,210,000 shares of common stock outstanding (consisting of 26,328,750 shares of Class A common stock and 8,881,250 shares of the Company’s Class B common stock), each of which was entitled to one vote with respect to the Extension Amendment Proposal, the Trust Amendment Proposal and the Founder Share Amendment Proposal (each as defined below).  A total of 27,853,592 shares of common stock, representing approximately 79.10% of the outstanding shares of common stock entitled to vote at the Special Meeting, were present in person or by proxy, constituting a quorum.  The proposals listed below are described in more detail in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on May 16, 2023, as amended and supplemented by the proxy amendment and supplement filed by the Company on June 2, 2023.  The stockholders of the Company voted on proposals to amend the charter to extend the date by which the Company must consummate an initial business combination (the “Extension Amendment Proposal”), to provide holders of Class B common stock the right to convert their Class B common stock into Class A common stock prior to the closing of a business combination (the “Founder Share Amendment Proposal”) and to amend the Trust Agreement to extend the date by which the Company must consummate a business combination (the “Trust Amendment Proposal”).  A summary of the voting results at the Special Meeting is set forth below:

The Extension Amendment Proposal – To approve and amend the charter to extend the date by which the Company must consummate a business combination from the Current Outside Date to up to the Extended Date.

For	Against	Abstain
27,430,536	423,056	0

The Founder Share Amendment Proposal – To approve and amend the charter to provide holders of Class B common stock the right to convert any and all of their Class B common stock into Class A common stock on a one-for-one basis prior to the closing of an initial business combination at the election of the holder.

For	Against	Abstain
27,430,536	423,056	0

The Trust Amendment Proposal – To approve and amend the Trust Agreement allowing the Company to extend the Current Outside Date to up to the Extended Date by electing to extend the date to consummate an initial business combination on a monthly basis up to nine times by an additional one month each time after the Current Outside Date until the Extended Date, or a total of up to nine months after the Current Outside Date, provided that the Sponsor or its affiliates or permitted designees will deposit into the trust account the lesser of (a) $60,000 and (b) $0.03 for each share of common stock issued and outstanding that has not been redeemed in accordance with the terms of the Company’s charter upon the election of each such one-month extension unless the closing of the Company’s initial business combination shall have occurred.

For	Against	Abstain
27,430,536	423,056	0

Stockholders holding 23,176,961 shares of Class A common stock exercised their right to redeem such shares for a pro rata portion of the funds in the trust account.  As a result, approximately $241,790,903.82 (approximately $10.43 per share) will be withdrawn from the trust account to pay such redeeming holders.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibit:

Exhibit No.	Description of Exhibits

3.1	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company.
10.1	Amendment No. 1 to the Investment Management Trust Agreement, dated June 13, 2023, entered into between the Company and Continental Stock Transfer & Trust Company.
104	Cover Page Interactive Data File (embedded within Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 14, 2023	ATHENA TECHNOLOGY ACQUISITION CORP. II

	By:	/s/ Isabelle Freidheim
	Name:	Isabelle Freidheim
	Title:	Chief Executive Officer and Chairperson of the Board of Directors

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